Contact:  Mike Schuh (425) 951-1224

SONOSITE ANNOUNCES PLANNED TENDER OFFER TO REPURCHASE $100 MILLION OF COMMON STOCK

BOTHELL, WA – January 11, 2010 – SonoSite, Inc. (Nasdaq:SONO), the world leader and specialist in hand-carried ultrasound for the point-of-care, today announced that its Board of Directors has authorized SonoSite to repurchase up to $150 million of the Company’s common stock or outstanding convertible notes for cash.  In connection with the repurchase authorization, the company will purchase up to $100 million of the Company’s common stock through a modified “Dutch Auction” tender offer.  SonoSite intends to commence the tender offer during the week of January 18, 2010.

Under the terms of the proposed tender offer, SonoSite shareholders will have the opportunity to tender some or all of their shares at a price within the range of $26.10 to $30.00 per share.  Based on the number of shares tendered and the prices specified by the tendering shareholders, SonoSite will determine the lowest per share price within the range that will enable it to buy $100 million in shares, or such lesser number of shares that are properly tendered.  All shares accepted for payment will be paid the same price, regardless of whether a shareholder tendered such shares at a lower price within the range.  At the minimum price of $26.10 per share, SonoSite would repurchase a maximum of 3,831,417 shares, which represents approximately 22% of SonoSite’s currently outstanding common stock.  SonoSite will fund the repurchase from available cash on hand.  The low and high ends of the price range represent approximately a 0% and 15% premium, respectively, to the most recent share closing price of $26.10 per share.  Based on the January 8, 2010 closing price, the share price has increased 10% year-to-date.

The tender offer will be subject to various terms and conditions as will be described in offer materials that will be publicly filed and distributed to shareholders at the time of commencement of the tender offer during the week of January 18, 2010.  Additional copies of the offer materials will also be available from the Information Agent, Georgeson Inc.  The Dealer-Manager for the tender offer will be J.P. Morgan Securities Inc.

Kevin M. Goodwin, the Company’s President and Chief Executive Officer, said, “After evaluating various opportunities for two years, we concluded that the best investment of our cash was in our own stock.  Moreover, we believe that the tender offer will benefit stockholders by providing an efficient mechanism for those who desire liquidity at a premium over current trading prices and, for our remaining stockholders, an enhanced ability to participate in the long-term earnings potential of our business.”

Neither SonoSite’s management, nor any of its board of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the proposed tender offer.  The company’s executive officers, senior management and directors have advised the company that they do not intend to tender any of their shares in the tender offer.  Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares.  Shareholders should consult their financial and tax advisors in making this decision.

This press release is for information purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of SonoSite common stock.  The solicitation of offers to purchase shares of SonoSite common stock will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal that SonoSite intends to distribute to shareholders and file with the Securities and Exchange Commission during the week of January 18, 2010.

SONOSITE SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE TENDER OFFER.

Holders of common stock will be able to obtain these documents as they become available free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549.  Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.  In addition, holders of common stock will also be able to request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting Georgeson Inc., the Information Agent for the Offer, by telephone at (800) 509-0976 (toll-free), or in writing to 199 Water Street, 26th Floor, New York, New York 10038-3560.

About SonoSite
SonoSite, Inc. (www.sonosite.com) is the innovator and world leader in hand-carried ultrasound. Headquartered near Seattle, the company is represented by ten subsidiaries and a global distribution network in over 100 countries. SonoSite’s small, lightweight systems are expanding the use of ultrasound across the clinical spectrum by cost-effectively bringing high performance ultrasound to the point of patient care.

Forward-looking Information and the Private Litigation Reform Act of 1995

Certain statements in this press release relating to SonoSite’s proposed tender offer, including the anticipated commencement date of the offer, the expected number of shares SonoSite expects to repurchase in the offer, the price range within which it will repurchase such shares and the expected expiration date of the offer, are “forward-looking statements” for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on the opinions and estimates of our management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  These statements are not guaranties of future performance, are based on potentially inaccurate assumptions and are subject to known and unknown risks and uncertainties, including, without limitation, the risk of delays in effecting the tender, the risk of a significant change in the price of SonoSite common stock, the risk of unanticipated cash requirements or prolonged adverse conditions in the U.S. or world economies or SonoSite’s industry and the other factors contained in Item 1A. “Risk Factors” section of SonoSite’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  SonoSite cautions readers not to place undue reliance upon these forward-looking statements that speak only as to the date of this release.  SonoSite undertakes no obligation to publicly revise any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.